Exhibit 99.1

Agria's New Zealand Listed Subsidiary, PGG Wrightson Reports Improved First Half Results

BEIJING--(Marketwire - Feb 26, 2013) - Agria Corporation (NYSE : GRO ) (the "Company" or "Agria") today announced that its New Zealand listed subsidiary, PGG Wrightson Limited (PGW.NZ) ("PGW"), has released its financial results for the six months ended December 31, 2012. A copy of PGW's financial results and the following market announcement can be downloaded from the website: www.pggwrightson.co.nz/OurBusiness/MarketAnnouncements. These results will be consolidated in the results of Agria for the six months period ended December 31, 2012.

Mr. Alan Lai, Chairman of Agria Corporation, said, "I am pleased to see continued improvement in PGW's performance year on year. PGW reported improved profits and strong net cash inflow from operating and investing activities of NZ$24.4 million, which led to significant improvement to its financial position. With this half-year announcement, PGW has also timely followed through with its dividend policy to its shareholders as announced last December. I look forward to PGW playing a more significant role in Agria's global strategy and future performance."

PGW announced an increased profit of NZ$4.8 million for the six months to 31 December 2012, up from NZ$3.1 million a year ago. PGW also reported strong cash flows from operating and investing activities, delivering a combined total of NZ$24.4 million (up from NZ$6.0 million last year). This result follows a strong profit for the full year to 30 June 2012 announced last August and has allowed the company to halve its net debt position over the course of the last 12 months. PGW Managing Director, George Gould, credited the improvement to stronger operating earnings across all major businesses along with working capital efficiencies and collection of the Crafar Farms debt in December.

In line with the dividend policy announced in December, directors have declared a fully imputed dividend of NZ2.2 cents per share which will be paid to shareholders registered at the record date of 14 March 2013. The dividend will be paid on 28 March 2013.

Mr Gould said that the improved earnings reflected strong operating performance across all major activities of the company. "The tougher conditions being faced by farmers clearly impact on some areas of our business, but overall our businesses have performed strongly and most have lifted earnings year-on-year," Mr Gould said.

"We are especially pleased with the performance of our New Zealand Seed, Retail, Wool and Irrigation & Pumping businesses -- all of which showed sizeable gains."

Mr Gould said he was pleased with progress being made in PGG Wrightson Rural Supplies and Fruitfed Supplies, both being retail businesses facing intense competition from farmer owned co-operatives.

"Our job is to add value to our farmer clients, helping them make their farming businesses more profitable. If we do add value, there is worthwhile margin for us, and the track record shows we are achieving success on this front."

"It's about having the best rural servicing reps across all businesses, in every region throughout New Zealand."

"While our trading businesses such as Livestock, Grain and Real Estate are more susceptible to overall market conditions, their underlying performance remains solid. In Livestock, our tallies remain broadly in-line with last year but the decline in sheep and deer values impacted on earnings."

"Our investment in R&D continues to underpin the performance of our Seeds businesses and we achieved outstanding growth in sales from the newly launched CleanCrop™ Brassica system and continue to see strong growth from the AR37 range of rye-grass seeds. Confirmation last week of arrangements for the Primary Growth Partnership for Seed and Nutritional Technology Development were positive and will be valuable in further enhancing our R&D programmes."

Revenue for the Retail business is not directly comparable to last year due to a move to transacting some categories as an agent rather than a principal. This did not impact on profit but resulted in a NZ$91.2 million reduction in stated revenue.

About Agria Corporation

Agria Corporation (NYSE : GRO ) is an agricultural company with operations in China and internationally. Agria operates three principal business lines: China seeds, international seeds and agriservices. In China, Agria engages in research and development, production and sale of seed products, including field corn seeds, edible corn seeds and vegetable seeds. Agria owns through Agria Asia a 50.22% equity interest in PGG Wrightson Limited, New Zealand's largest agricultural services company. For more information about PGG Wrightson Limited, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements, including the management's commentary, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.